FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, August 2, 2007

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had net earnings of $168.1 million for the second quarter of 2007 ($9.32 per share, $8.92 per diluted share) compared to net earnings of $229.2 million for the second quarter of 2006 ($12.73 per share, $12.14 per diluted share). For the first six months of 2007, net earnings were $279.0 million ($15.41 per share, $14.77 per diluted share) compared to net earnings of $427.6 million for the first six months of 2006 ($23.72 per share, $22.65 per diluted share). Highlights for the second quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations for the second quarter of 2007 was 92.4% on a consolidated basis, and on an individual company basis was as follows: Northbridge – 86.9%, Crum & Forster – 93.7%, Fairfax Asia – 85.9%, OdysseyRe – 93.9% and Group Re – 95.4%.

•
Underwriting profit at the company’s insurance and reinsurance operations for the second quarter of 2007 was $87.2 million compared to an underwriting loss of $1.6 million for the second quarter of 2006.

•
Total interest and dividend income earned increased to $195.3 million in the second quarter of 2007 from $190.6 million in the second quarter of 2006, primarily as a result of increases in holding company and subsidiary investment assets.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) for the second quarter of 2007 was $242.1 million compared to $148.4 million for the second quarter of 2006.

•
Net premiums written during the second quarter of 2007 declined by 4.1% to $1,199.5 million from $1,250.4 million in the second quarter of 2006, reflecting increasingly competitive conditions in global insurance and reinsurance markets.

•
Net gains on investments in the second quarter of 2007 were $236.7 million (which included a gain of $220.5 million on the disposition of the company’s investment in Hub International Limited) compared to net gains of $434.8 million in the second quarter of 2006 (which included $301.2 million on the disposition of equities, derived in large part from the sale of Asian equities).

•
The company’s runoff operations (now reported without the inclusion of Group Re results) produced a pre-tax loss of $11.9 million for the second quarter of 2007 (and a pre-tax loss of $2.1 million for the first six months), compared to pre-tax income of $0.6 million for the second quarter of 2006 (and a pre-tax loss of $3.2 million for the first six months).

•
The company held $712.2 million of cash, short term investments and marketable securities at the holding company level at June 30, 2007, compared to $767.4 million at December 31, 2006. Holding company cash at June 30, 2007 does not include $38.5 million of proceeds from net sales of marketable securities at the end of the second quarter which were received upon normal course settlement of the sale transactions in early July.

•
During the second quarter the company completed two refinancings that significantly extended the maturity profile of its outstanding debt. Fairfax completed an exchange offer wherein $282.6 million principal amount of 7¾% notes due 2012 were exchanged by noteholders for $282.6 million principal amount of 7¾% notes due 2017 and cash payments aggregating $15.0 million.  Crum & Forster completed a tender offer that retired $295.7 million principal amount of 10⅜% notes due 2013 for consideration of $325.7 million, and an offering of $330.0 million principal amount of 7¾% notes due 2017 at an issue price of 100%.

•
The company’s total debt to total capital ratio at the end of the second quarter improved to 32.6% from 35.7% (pro forma) at the end of 2006. The company reduced holding company debt during the second quarter by $50.1 million (for a year-to-date reduction of $123.1 million) to $1,255.5 million, primarily through open market bond repurchases during the quarter and as a result of the recording of certain debt transaction costs on the above-mentioned exchange offer as a reduction of the carrying value of debt.  Subsidiary debt increased during the second quarter by $7.6 million (for a year-to-date increase of $8.6 million) to $982.8 million, reflecting Crum & Forster’s tender offer and debt offering and the associated debt transaction costs that have been classified as a reduction to the carrying value of debt, the retirement of OdysseyRe’s convertible senior debentures and an increase in the carrying value of debt as a result of the impact of movements in the U.S. dollar- Canadian dollar exchange rate on Canadian dollar-denominated debt.

•
Subsidiary portfolio cash and investments at June 30, 2007 totaled $17.4 billion at carrying value, or $16.5 billion net of short sale and derivative obligations.  As a result of new accounting standards adopted on a prospective basis by the company on January 1, 2007, pursuant to which the company’s portfolio investments at June 30, 2007 are generally carried at fair value (except for equity-accounted investments, whose fair value exceeded their carrying value at June 30, 2007 by $47.8 million), the reporting of the carrying value of portfolio investments at June 30, 2007 is not comparable to the reported carrying value at December 31, 2006.

•	Reinsurance recoverable declined to $5,212.3 million at June 30, 2007 from $5,506.5 million at December 31, 2006, primarily as result of continued progress by the runoff operations.

•
At June 30, 2007, common shareholders’ equity was $2,930.1 million, or $165.50 per basic share, compared to $2,662.4 million at December 31, 2006.  The increase in common shareholders’ equity includes a $79.3 million transitional adjustment arising from the above-mentioned adoption of new accounting standards effective January 1, 2007.  Common shareholders’ equity per basic share does not include the unrecorded $47.8 million excess of fair value over the carrying value of equity-accounted investments.

Following is a summary of Fairfax’s unaudited financial results for the second quarter and the first six months of 2007 and 2006:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	($ millions, except per share amounts)
	2007	2006	2007	2006
Total revenue	1,670.1	1,935.6	3,205.1	3,650.1
Earnings before income taxes and non-controlling interests	382.5	500.0	624.6	893.1
Net earnings	168.1	229.2	279.0	427.6

Net earnings per share	$9.32	$12.73	$15.41	$23.72
Net earnings per diluted share	$8.92	$12.14	$14.77	$22.65

There were 17.7 million and 17.8 million weighted average shares outstanding during the second quarters of 2007 and 2006 respectively.  At June 30, 2007 there were 17,704,750 shares effectively outstanding.

Combined ratios were as follows for the second quarter and the first six months of 2007 and 2006:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30

	2007	2006	2007	2006
Insurance - Canada (Northbridge)	86.9%	112.1%	90.2%	101.7%
- U.S. (Crum & Forster)	93.7%	99.8%	94.8%	99.1%
- Asia (Fairfax Asia)	85.9%	99.3%	91.0%	97.5%
Reinsurance - OdysseyRe	93.9%	95.6%	95.2%	95.5%
- Group Re	95.4%	96.9%	96.0%	96.0%

Consolidated	92.4%	100.1%	94.0%	97.7%

Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, August 3, 2007 to discuss its second quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:                                                                Greg Taylor, Chief Financial Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 130 to 134 of our 2006 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed April 2, 2007 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.